Crossroads Capital, Inc. 8-K

Exhibit 3.1

ARTICLES OF CONVERSION

CONVERTING

 CROSSROADS CAPITAL, INC.

TO

CROSSROADS LIQUIDATING TRUST

Pursuant to the provisions of §3-903 of the Maryland General Corporation law, Crossroads Capital, Inc., a Maryland Corporation, hereby certifies as follows:

Article I

The name of the Maryland Corporation is Crossroads Capital, Inc. (the “Converting Corporation”). The Converting Corporation’s Articles of Incorporation were filed on May 9, 2008.

Article II

The Converting Corporation is converting into Crossroads Liquidating Trust, a statutory trust formed under the general laws of the State of Maryland (the “Converted Trust”).

Article III

The terms and conditions of the conversion have been approved by the board of directors and stockholders of the Converting Corporation in accordance with §3-902 of the Maryland General Corporation Law and the Converting Corporation’s Articles of Amendment and Restatement, as amended, and the Amended and Restated Bylaws, as amended.

Article IV

Each outstanding share of preferred and common stock of the Converting Corporation, par value $0.001 per share, shall, without any further action on the part of any stockholder of the Converting Corporation, be converted into and exchanged for one unit of beneficial interest of the Converted Trust. There has been no preferred stock issued.

Article V

These Articles of Conversion shall become effective at 11:59 p.m. Eastern Time on June 23, 2017.

Article VI

The Converting Corporation shall cease to exist as a Maryland corporation and shall continue to exist as the Converted Trust, and the Converted Trust, for all purposes of the laws of the State of Maryland, shall be deemed to be the same entity as the Converting Corporation. All the assets of the Converting Corporation, including any legacies that it would have been capable of taking, shall vest in and devolve on the Converted Trust without further act or deed and shall be the property of the Converted Trust, and the Converted Trust shall be liable for all of the debts and obligations of the Converting Corporation.

IN WITNESS WHEREOF, these Articles of Conversion are hereby executed for and on behalf of Crossroads Capital, Inc. by its President and Chief Executive Officer, who does hereby acknowledge that said Articles of Conversion are the act of said corporation, and who does hereby state under penalties of perjury that the matters and facts set forth therein with respect to authorization and approval of said conversion are true in all material respects to the best of his knowledge, information and belief.

CROSSROADS CAPITAL, INC.

	By:	/s/ Ben H. Harris
	Name: Title:	Ben H. Harris President and Chief Executive Officer

Attest:

/s/ David M. Hadani
Name: David M. Hadani
Title: Secretary

STATE OF NEBRASKA	)

COUNTY OF LANCASTER	)

I hereby certify that on June 23, 2017, before me, the subscriber, a notary public for the state and county aforesaid, personally appeared Ben H. Harris, President and Chief Executive Officer of Crossroads Capital, Inc., a corporation party to the annexed Articles of Conversion, and, on behalf of the said corporation, acknowledged the annexed Articles of Conversion to be the act of said corporation.

WITNESS my hand and notarial seal the date first above written.

/s/ Jared S. Rector
Notary Public

[Affix Notarial Seal]